SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                (Rule 13d-102)

                              (AMENDMENT NO. 1)*


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                             Airspan Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00950H102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this / / statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

(SC13G-07/99)

CUSIP No. 00950H102                  13G/A                     Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS

     Charles River VIII GP Limited Partnership
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     04-3365728

     Charles River Partnership VIII, Limited Partnership
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     04-3365727
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES               0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,653,582
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING             0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,653,582
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,653,582

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     4.71%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00950H102                     13G/A                  Page 3 of 6 Pages



________________________________________________________________________________
Item 1(a).  Name of Issuer:

                Airspan Networks, Inc.

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:


                      Cambridge House, Oxford Road
                      Uxbridge, Middlesex UB8 1UN England


________________________________________________________________________________
Item 2(a).  Name of Person Filing:

                      Charles River Partnership VIII LP and
                      Charles River VIII GP Limited Partnership


________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

                      1000 Winter Street, Suite 3300
                      Waltham, MA  02451

________________________________________________________________________________
Item 2(c).  Citizenship:

                    Charles River Partnership VIII LP and Charles River VIII GP Limited Partnership are limited partnerships organized under the laws of the State of Delaware.

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

                    Common Stock

________________________________________________________________________________
Item 2(e).  CUSIP Number:

                     00950H102

________________________________________________________________________________
Item 3.    Not Applicable.

CUSIP No. 00950H102                   13G/A                    Page 4 of 6 Pages



________________________________________________________________________________
Item 4.  Ownership.

     (a)  Amount beneficially owned:

                Charles River Partnership VIII LP may be deemed to own beneficially and of record 1,653,582 shares of common stock as of December 31, 2001. Charles River VIII GP Limited Partnership may be deemed to own beneficially 1,653,582 shares of common stock as of December 31, 2001.

     (b)  Percent of class:

                Charles River VIII GP Limited Partnership may be deemed
                to own beneficially 4.71%. Charles River Partnership VIII LP
                may be deemed to own beneficially and of record      4.71%.

                The foregoing percentages were calculated based on the 35,096,847 shares of Common Stock reported to be outstanding in a Quarterly Report on Form 10-Q for Airspan Networks, Inc. filed on November 14, 2001 for the quarterly period ended September 30, 2001.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote
                      Charles River Partnership VIII LP and
                      Charles River VIII GP Limited Partnership          0


          (ii)  Shared power to vote or to direct the vote
                      Charles River Partnership VIII LP and
                      Charles River VIII GP Limited Partnership   1,653,582


          (iii) Sole power to dispose or to direct the disposition of
                      Charles River Partnership VIII LP and
                      Charles River VIII GP Limited Partnership           0


          (iv)  Shared power to dispose or to direct the disposition of
                      Charles River Partnership VIII LP and
                      Charles River VIII GP Limited Partnership    1,653,582



________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of December 31, 2001 each reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable.

________________________________________________________________________________
Item 8.  Identification  and  Classification  of Members of the Group.

         Not Applicable.

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

         Not Applicable.

________________________________________________________________________________
Item 10.  Certifications.

            By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.